May 23, 2007

Stephen C. Kircher
Chief Executive Officer
Solar Power, Inc.
4080 Cavitt Stallman Road, Suite 100
Granite Bay, California 95746

      Re: Solar Power, Inc.
             Registration Statement on Form SB-2
             Filed May 16, 2007
             File No. 333-140023

Dear Mr Kircher:

      This is to advise you that a preliminary review of the above registration statement amendment indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, this amendment fails to include the current financial statements required by Item 310(g) of Regulation S-B. For this reason, we will not perform a detailed examination of the registration statement amendment, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

      You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you consider submitting a substantive amendment to correct the deficiency noted above or a request for withdrawal of the filing.

      You may contact David Burton at (202) 551-3626 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

                             Sincerely,

                             Russell Mancuso
                             Branch Chief

cc (via fax): David C. Adams, Esq.